UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Waldencast Acquisition Corp.
(Name of Issuer)
Units, each consisting of one Class A ordinary share, $0.0001 par value per share, and one-third of one redeemable warrant
(Title of Class of Securities)
	G9460C126
(CUSIP Number)
March 23, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[_]  Rule 13d-1(b)

	[X]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13G
CUSIP
No.
G9460C126

1
Names of Reporting Persons

SPX Equities Gestao de Recursos Ltda.
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization

Brazil
Number of
Shares
Beneficiall
y Owned by
Each
Reporting
Person
With:

5
  Sole Voting Power




6
  Shared Voting Power


  1,786,695

7
  Sole Dispositive Power




8
  Shared Dispositive Power


  1,786,695
9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,786,695
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

5.2 (1)
12
Type of Reporting Person (See Instructions)

IA, FI, CO
(1)	Based upon 34,500,000 shares of Class A common stock
outstanding as of March 29, 2021, according to Waldencast?s
most recent 8-K, dated March 18, 2021.
Item 1.
(a)	Name of Issuer: Waldencast Acquisition Corp.
(b)	Address of Issuer?s Principal Executive Offices: 10 Bank Street,
Suite 560, White Plains, NY 10606
Item 2.
(a)	Name of Person Filing: SPX Equities Gestao de Recursos Ltda.
(b)	Address of Principal Business Office or, if None, Residence: Rua
Humaita, 275, 6 floor, Humaita, CEP 22261-005, Rio de Janeiro,
RJ, Brazil
(c)	Citizenship:	Brazil
(d)	Title and Class of Securities: Class A Ordinary Shares*
(e)	CUSIP No.:	G9460C126
Item 3. 	If this statement is filed pursuant to ?? 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the
Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the
Act;
(d)	[_]	Investment company registered under Section 8 of the
Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-
1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in
accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in
accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of
the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of
an investment company under section 3(c)(14) of the
Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-
1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with
Rule 240.13d-1(b)(1)(ii)(J), please specify the type of
institution: ____
Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 1,786,695 shares
 (b)	Percent of Class:  5.2
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:
	(ii)	Shared power to vote or to direct the vote: 2,000,000
(iii)	Sole power to dispose or to direct the disposition of:
(iv)	Shared power to dispose or to direct the disposition of:
2,000,000
*The shares of Class A common stock, par value $0.0001 per share (the ?Shares?) of Waldencast Acquisition Corp., a blank check company incorporated in the Cayman Islands (the ?Issuer?), reported herein are held in the form of units (the ?Units?). Each Unit consists of one share of Class A common stock and one-third of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one share of Class A common stock, and only whole warrants are exercisable. Each warrant will become exercisable on the later of 30 days after the completion of an initial business combination (?Initial Business Combination?), as described in more detail in the Issuer?s prospectus filed with the SEC on March 15, 2021 (the ?Prospectus?), or 12 months after the closing of the initial public offering (?IPO?), and will expire five years after the completion of the Initial Business Combination or earlier upon redemption or liquidation. The warrants are not presently exercisable and contain provisions that would prevent the holder from exercising in the event that it would cause the holder to beneficially own in excess of 9.8% (or such other amount as specified by the holder) of the Issuer?s outstanding shares of common stock.
SPX Equities Gestao de Recursos Ltda. is a non-US investment adviser advising upon the Units beneficially owned by several non-US private investment funds, none of which holds more than 5% individually. The filing of this Schedule 13G shall not be construed as an admission that the Investment Manager is, for purposes of Sections 13(d) or
13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Class A Shares covered by this Schedule 13G.
Item 5.	Ownership of Five Percent or Less of a Class.
   Not applicable.
Item 6.	Ownership of more than Five Percent on Behalf of Another
Person.
	Not applicable.
Item 7.	Identification and classification of the subsidiary which
acquired the security being reported on by the parent holding company or control person.
	Not applicable.
Item 8.	Identification and classification of members of the group.
	Not applicable.
Item 9.	Notice of Dissolution of Group.
	Not applicable.
Item 10.	Certifications.
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  March 29, 2021
/s/ Katherine Albuquerque
Katherine Albuquerque/Chief Compliance Officer of SPX Equities Gestao de Recursos Ltda.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
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